

Rashad Chambers · 3rd

President, Esquire Entertainment

New York, New York, United States · Contact info

500+ connections

Message | More

The Music Man

The Ohio State University Moritz College of Law

Activity

1,790 followers

Rashad Chambers commented on a post • 2d

Congratulations! 🍾🎊🎉

17 · 1 comment

Rashad Chambers commented on a post • 1w

Congratulations

52 · 7 comments

Rashad Chambers commented on a post • 1mo

We love to see it!

154 · 4 comments

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Experience

Associate Producer
The Music Man · Full-time
Sep 2021 - Present · 11 mos
New York, New York, United States

Lead Producer
Little Girl Blue: The Nina Simon Musical
Jan 2021 - Present · 1 yr 7 mos

Co Producer
Ain't Too Proud: The Life and Times of The Temptations
Feb 2019 - Present · 3 yrs 6 mos
New York, NY

Ain't Too Proud is an electrifying new musical about the life and times of The Temptations, the greatest R&B group of all time (Billboard Magazine). Five young guys on the streets of Detroit were dis ...see more

President
Esquire Entertainment, LLC
Sep 2010 - Present · 11 yrs 11 mos
New York, New York, United States

Esquire Entertainment is a boutique talent management and production company. The company's mission is to inspire and empower artists to create projects in the entertainment industry. The ...see more

Co Producer
The Inheritance
Sep 2019 - Nov 2020 · 1 yr 3 mos
New York, NY

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Education

The Ohio State University Moritz College of Law
JD
2001 - 2005

The Ohio State University Fisher College of Business
Master of Business Administration - MBA
2002 - 2004

Morehouse College
BA, Business Administration
1997 - 2001

Skills

Entertainment

Endorsed by Fred Rohan-Vargas and 1 other who is highly skilled at this

36 endorsements

Television

Endorsed by Amy Lynn who is highly skilled at this

25 endorsements

Film

Endorsed by Joël Colburn who is highly skilled at this

23 endorsements

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Recommendations

Received Given

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Interests

Companies Groups Schools

Cohen Private Ventures, LLC
732 followers

Tony Howell & Co.
131 followers

Show all 16 companies →